82-3459

# QUARTERLY REPORT BC FORM 51-901F Schedule A

## ISSUER DETAIL

02042508

| | |
|---|---|
| For Quarter Ended: | April 30, 2002 |
| Date of Report: | June 20, 2002 |
| Name of Issuer: | **Inovision Solutions Inc.** |
| Issuer's Address: | #706 – 1307 Harwood Street<br>Vancouver, BC V6E 1S7 |
| Issuer Fax Number: | (604) 552-0551 |
| Issuer Telephone Number: | (604) 328-1184 |
| Contact Person: | Daniel McGee |
| Contact Position: | President and Director |
| Contact Telephone Number: | (604) 328-1184 |



## CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| | | |
|---|---|---|
| Director's Name: | Daniel McGee [signature] | Date signed: June 25, 2002 |
| Director's Name: | Judy Pullman [signature] | Date signed: June 25, 2002 |



dlw 7/12

# INOVISION SOLUTIONS INC.

Financial Statements

April 30, 2002

**Index**

# ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com


## NOTICE TO READER

We have compiled the balance sheet of **Inovision Solutions Inc.** as at April 30, 2002 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Ellis Foster

Vancouver, Canada
June 20, 2002

Chartered Accountants

# INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

| | April 30 2002 | October 31 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 51,322 | $ 1,550 |
| Loan receivable | 100 | 100 |
| Prepaid expenses | 2,878 | - |
| | $ 54,300 | $ 1,650 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 20,813 | $ 33,264 |
| Due to a director, non-interest bearing and unsecured | 2,987 | 51,579 |
| | 23,800 | 84,843 |
| **SHARE CAPITAL AND DEFICIT** | | |
| **Share capital** (Note 2) | 2,652,227 | 2,459,727 |
| **Deficit** | (2,621,727) | (2,542,920) |
| | 30,500 | (83,193) |
| | $ 54,300 | $ 1,650 |

**Approved by the Directors:**

Daniel McGee

Judy Pullman

## INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

| | Three months ended April 30 2002 | Three months ended April 30 2001 | Six months ended April 30 2002 | Six months ended April 30 2001 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Amortization | $ - | $ 603 | $ - | $ 1,307 |
| Listing and transfer agent fees | 3,025 | 704 | 5,207 | 2,355 |
| Management fees | 7,500 | 7,500 | 15,000 | 15,000 |
| Office and miscellaneous | 1,379 | 814 | 1,472 | 937 |
| Professional fees | 19,328 | 1,584 | 22,328 | 7,883 |
| Project investigation and exploration | 30,000 | - | 30,000 | - |
| Rent | 900 | - | 1,800 | - |
| Travel and promotion | 1,500 | - | 3,000 | - |
| | 63,632 | 11,205 | 78,807 | 27,482 |
| **Loss for the period** | (63,632) | (11,205) | (78,807) | (27,482) |
| **Deficit**, beginning of period | | | (2,542,920) | (2,281,568) |
| **Deficit**, end of period | | | $ (2,621,727) | $ (2,309,050) |
| **Loss per share** - basic and diluted | $ (0.04) | $ (0.01) | $ (0.05) | $ (0.03) |
| **Weighted average number of common shares outstanding** - basic and diluted | 1,731,572 | 995,868 | 1,731,572 | 995,868 |

**INOVISION SOLUTIONS INC.**

Statement of Cash Flows
(Unaudited - See Notice to Reader)

| | | Three months ended April 30 2002 | | Three months ended April 30 2001 | | Six months ended April 30 2002 | | Six months ended April 30 2001 |
|---|---|---|---|---|---|---|---|---|
| **Cash flows from (used in) operating activities** | | | | | | | | |
| Loss for the period | $ | (63,632) | $ | (11,205) | $ | (78,807) | $ | (27,482) |
| Adjustment for item not involving cash: | | | | | | | | |
| - amortization | | - | | 603 | | - | | 1,307 |
| | | (63,632) | | (10,602) | | (78,807) | | (26,175) |
| Change in non-cash working capital item: | | | | | | | | |
| - prepaid expenses | | (2,878) | | - | | (2,878) | | - |
| - accounts payable and accrued liabilities | | (15,737) | | (12,094) | | (12,451) | | (5,747) |
| | | (82,247) | | (22,696) | | (94,136) | | (31,922) |
| **Cash flows from financing activities** | | | | | | | | |
| Increase in amounts due to a director | | (55,567) | | 25,677 | | (48,592) | | 33,777 |
| Investors' deposits | | (78,000) | | - | | - | | - |
| | | (133,567) | | 25,677 | | (48,592) | | 33,777 |
| **Cash flows from investing activities** | | | | | | | | |
| Issuance of share capital | | 192,500 | | 15,000 | | 192,500 | | 15,000 |
| **Increase (decrease) in cash and and cash equivalents** | | (23,314) | | 17,981 | | 49,772 | | 16,855 |
| **Cash and cash equivalents** beginning of period | | 74,636 | | 162 | | 1,550 | | 1,288 |
| **Cash and cash equivalents** end of period | $ | 51,322 | $ | 18,143 | $ | 51,322 | $ | 18,143 |

# INOVISION SOLUTIONS INC.

Notes to Financial Statements
Six Months Ended April 30, 2002
(Unaudited – See Notice to Reader)

**1. Basis of Presentation**

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2001. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

**2. Share Capital**

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

| | Shares | Amount |
|---|---|---|
| Balance, October 31, 2001 | 1,008,368 | $2,459,727 |
| Issued pursuant to a private placement at $0.10 per share | 1,925,000 | 192,500 |
| Balance, April 30, 2002 | 2,933,368 | $2,652,227 |

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at April 30, 2002:

| Number of Options | Exercise Price Per Option | Expiry Date |
|---|---|---|
| 140,000 | $0.36 | February 20, 2007 |

Each option entitles the holder to acquire one common share of the Company.

(e) Share purchase warrants outstanding as at April 30, 2002:

| Number of Warrants | Exercise Price Per Warrant | Expiry Date |
|---|---|---|
| 75,000 | $0.40 | July 28, 2002 |

Each share purchase warrant entitles the holder to acquire one common share of the Company.

3. **Related Party Transactions**

The Company incurred the following expenses to a director:

| | |
|---|---|
| Management fees | $ 15,000 |
| Rent | 1,800 |
| Travel and promotion | 3,000 |
| | $ 19,800 |

| QUARTERLY REPORT | BC FORM 51-901F | Schedule B |
|---|---|---|

## ISSUER DETAILS

| | |
|---|---|
| For Quarter Ended: | April 30, 2002 |
| Date of Report: | June 20, 2002 |
| Name of Issuer: | **Inovision Solutions Inc.** |
| Issuer's Address: | #706 – 1307 Harwood Street<br>Vancouver, BC V6E 1S7 |
| Issuer Fax Number: | (604) 552-0551 |
| Issuer Telephone Number: | (604) 328-1184 |
| Contact Person: | Daniel McGee |
| Contact Position: | President and Director |
| Contact Telephone Number: | (604) 328-1184 |

## CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| | | |
|---|---|---|
| Director's Name: | Daniel McGee | Date signed: |
| Director's Name: | Judy Pullman | Date signed: |

# INOVISION SOLUTIONS INC.

## SCHEDULE B: Quarterly Report Supplementary Information

### Six Months Ended April 30, 2002

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period:

   a) Securities issued: 1,925,000 shares issued pursuant to a private placement

   b) Option granted: 145,000 at exercise price of $0.36 each, expiring February 20, 2007

4. Summary of securities as at April 30, 2002:

   a) Authorized share capital: 100,000,000 common shares without par value_

   b) Issued share capital: 2,933,368 common shares

   c) Options outstanding: 145,000 at exercise price of $0.36 each, expiring February 20, 2007

   d) Warrants outstanding: 75,000 at exercise price of $0.40 each, expiring July 28, 2002

   e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

   Daniel McGee
   Edward Muir
   Judy Pullmn

6. Officers as at report date:

| | |
|---|---|
| Daniel McGee : | President |
| Judy Pullman:. | Secretary |

## INOVISION SOLUTIONS INC. SCHEDULE C

Management Discussion and Analysis

### Description of Business

Inovision Solutions Inc. has been an investor in high technology proprietary projects none of which to date have given rise to any source of revenue. The Company has not had a successful product or project brought to the market within its computer/video related activities. The company has been successful in networking with technology experts, and as a result has recently been able to review several potential activities incorporating various technologies which would be available to Inovision. The Company will remain within the development stage however it expects to make direct incursions into the niche areas it has reviewed, utilizing these existing technologies.

### Discussion of Operations & Financial Conditions

The Company has retained the services of Jeff Ciachurski in connection with the exploration of an investment in wind power technology. Mr. Ciachurski has been paid a consulting fee, covering a period of one year. Mr. Ciachurski is providing research investigation and due diligence for potential alternate energy (wind energy) projects. Inovision is currently reviewing several possible wind farm exploration projects, the results of Mr. Ciachurski's efforts to date. Inovision has examined technology related to the wind monitoring towers necessary for potential projects and believes it will have this technology available as it moves forward in this area.
Mr. Ciachurski has been paid a fee for his services as outlined.

The Company's AGM was held on April 30, 2002
The grant of incentive stock options in the amount of 140,000 common shares at a price $0.36 per share was approved at this meeting.
The Company completed a private placement of 1,925,000 common shares at a price of $0.10 per share which closed on February 19, 2002.

The company completed the second quarter of fiscal 2002 on April 30, 2002 with cash of $51,322.00 as of the date of this Report; the Company has approximately $31,000.00 cash on hand.

### Related Party Transactions

For the quarter ending April 30, 2002 Mr. McGee received $7,500.00 for management fees. The management contact with Mr. McGee continues to date, receiving $2,500.00 per month for managing the affairs of the Company. In addition McGee was paid 55,567.00 for accrued management fees and for shareholder advances to the company.

### Financings, Principal Purposes and Milestones

While the Company remains in an acquisition mode, no milestones have been established for future expenditures. Budgeting will be established following a subsequent financing of the Company (should such financing be secured).
Any acquisitions by the Company could necessitate additional financing as necessary for managerial and other activities.

### Liquidity and Solvency and Subsequent Events

The accrued working capital deficiencies were corrected, being paid with the net proceeds derived from the private placement which closed on February 19, 2002.
The company has not entered into any third party investor relations arrangements.

The lawsuit commenced against the Company by David Bradley remains outstanding. Discussions are being held to clarify the matter. Inovision has advised it does not feel there is merit in the action brought against the company. The Company had retained the services of an Attorney to assist in bringing this matter to a conclusion.

The Company has adequate working capital for administration and current activities.